SECURITI 05039109 SSION

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SEC FILE NUMBER
8-50178

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FROGGATTE & COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED

MAR 23 2005

THOMSON FINANCIAL

320 NORTH MAIN
(No. and Street)

WICHITA (City) KANSAS (State) 67202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THERON FROGGATTE (316) 264-6300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUTSCHENRITTER & JOHNSON, L.L.C.
(Name — *if individual, state last, first, middle name*)

345 RIVERVIEW, SUITE 610 (Address) WICHITA (City) KANSAS (State) 67203 (Zip Code)

RECEIVED MAR 0 2005 SEC WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/17

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THERON FROGGATTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FROGGATTE & COMPANY, as of DECEMBER 31, ~~19~~2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

YVONNE C. BENWARD
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 10-3-07

Yvonne C. Benward
Notary Public

Theron Froggatte
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Froggatte & Company

In planning and performing our audit of the financial statements and supplemental schedules of Froggatte & Company (the Company), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

345 RIVERVIEW, SUITE 610 WICHITA, KANSAS 67203-4265
(316) 267-9211 FAX: (316) 267-9215 EMAIL: admin@gjcpas.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gutschenritter & Johnson, L.L.C.

February 9, 2005

774ics

FROGGATTE & COMPANY

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2004

TABLE OF CONTENTS

GUTSCHENRITTER & JOHNSON, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Froggatte & Company
Wichita, Kansas

We have audited the accompanying statement of financial condition of Froggatte & Company (a Kansas Corporation) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Froggatte & Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gutschenritter & Johnson, L.L.C.

February 9, 2005

345 RIVERVIEW, SUITE 610 WICHITA, KANSAS 67203-4265
(316) 267-9211 FAX: (316) 267-9215 EMAIL: admin@gjcpas.com

FINANCIAL STATEMENTS

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 10,712
Commissions payable	4,130
Other accrued expenses	5,961
Income taxes payable	7,842
TOTAL CURRENT LIABILITIES	28,645
STOCKHOLDERS' EQUITY	
Original preferred stock, $7.125 per share, semi-annually, cumulative no par value (stated value of $.001); authorized 10,000 shares, issued and outstanding 1,000 shares	150,000
Common stock, no par value, authorized 100,000 shares, issued and outstanding 100,000 shares	6,110
Additional paid-in capital	78,860
Retained deficit	(26,544)
	208,426
	$ 237,071

See accompanying notes.

FROGGATTE & COMPANY
STATEMENT OF INCOME
Year Ended December 31, 2004

REVENUES		
Commission income		$ 328,382
Underwriting profits		97,979
Financial advisory services income		313,243
Interest		2,491
	TOTAL REVENUES	742,095
EXPENSES		
Commissions		220,140
Payroll		261,514
Net trading loss		36,434
Bad debt expense		1,894
Property and equipment expense		56,079
Depreciation		227
Office expense		18,484
Fees and outside services		121,068
Travel and client services		6,689
Interest		19
Other operating expense		4,919
		727,467
	INCOME BEFORE INCOME TAXES	14,628
INCOME TAX EXPENSE		7,842
	NET INCOME	$ 6,786

See accompanying notes.

FROGGATTE & COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2004

	Preferred Stock		Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Retained Deficit	Total
BALANCE, December 31, 2003	1,000	$150,000	100,000	$ 6,110	$ 78,860	$ (3,330)	$ 231,640
Preferred stock dividends paid	–	–	–	–	–	(30,000)	(30,000)
NET INCOME	–	–	–	–	–	6,786	6,786
BALANCE, December 31, 2004	1,000	$150,000	100,000	$ 6,110	$ 78,860	$ (26,544)	$ 208,426

See accompanying notes.

FROGGATTE & COMPANY
STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 6,786
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	227
(Increase) decrease in:	
Deposit with clearing organization	(285)
Receivables	89,986
Prepaid expenses	(270)
Refundable income taxes	18,413
Trading securities	(14,150)
Increase (decrease) in:	
Accounts payable	5,600
Commissions payable	(36)
Income taxes payable	7,842
Other accrued expenses	5,961
NET CASH PROVIDED BY OPERATING ACTIVITIES	120,074
CASH FLOWS USED IN FINANCING ACTIVITIES	
Payment of preferred stock dividends	(30,000)
NET INCREASE IN CASH	90,074
CASH AT BEGINNING OF YEAR	18,707
CASH AT END OF YEAR	$ 108,781
SUPPLEMENTAL DISCLOSURE	
Interest paid	$ 19

See accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Froggatte & Company (the Company) primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities to customers primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

In accordance with regulations under The Securities Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC).

The Company is registered with and is a member of the National Association of Securities Dealers, Inc. (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

The Company is a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Cash and Cash Equivalents

For purposes of preparing the statement of cash flows, unrestricted currency, demand deposits, certificates of deposit, and money market accounts are considered cash, and unrestricted investments with an original maturity of three months or less are considered cash equivalents. For the year ended December 31, 2004, cash and cash equivalents consisted of a demand deposit account and money market accounts.

Marketable Equity Securities

Marketable equity securities at December 31, 2004 consist of trading securities held by the Company as a short-term investment. The securities are recorded at fair value and any unrealized gains (losses) are recorded in the accompanying statement of income.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Commission revenues are recorded on a trade date basis. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured.

Property and Equipment

Property assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the property. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

Income Taxes

Income taxes for the Company are accounted for under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." This statement requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a $50,000 deposit with its clearing organization. The amount on deposit at December 31, 2004 was $50,876.

NOTE C – SHAREHOLDER RECEIVABLE

Advances made to the Company's majority shareholder were $45,453 as of December 31, 2004. The advances are unsecured and are to be paid from future commissions and bonuses.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 consists of leasehold improvements with estimated useful lives of 39 years. Depreciation expense for the year ended December 31, 2004 was $227.

NOTE E - LEASES WITH RELATED PARTIES

The Company leases its office space from a company related by common ownership. The agreement has been classified as an operating lease and calls for monthly payments of $3,000 in base rent plus the Company's pro rata share of taxes, insurance, and maintenance costs. The Company recorded rent expense of $36,000 during 2004 under this agreement.

The Company also leases some of its furniture and equipment from the same company for the year. The agreement has been classified as an operating lease and calls for monthly payments of $2,000 for the first three months of the year and $1,500 for the remaining nine months. The Company recorded rent expense of $19,500 during 2004 under this agreement.

NOTE F - INCOME TAXES

Income tax expense consists of the following at December 31, 2004:

Current	
Federal	$ 7,842
State	–
	$ 7,842

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because of non-deductible items.

At December 31, 2004, the Company had a deferred tax asset of $10,272 for net operating and capital loss carryforwards that may be used to offset future income and capital gains. Due to the uncertainty of future income and capital gains, the Company has recorded a valuation allowance against the deferred tax asset. Therefore, no deferred tax asset is recognized at December 31, 2004. The increase in the valuation allowance from December 31, 2003 to December 31, 2004 was $3,081.

At December 31, 2004, the Company had a state net operating loss carryforward, which may be applied to future taxable income of $37,671. The state net operating loss will expire in 2013. The Company also had a capital loss carryforward of $58,436 at December 31, 2004, which may be applied to future capital gains and may be carried forward five years.

NOTE G - PREFERRED STOCK

At December 31, 2004, the Company had $28,271 of original preferred stock dividends in arrears (or otherwise stated as $28.271 per share). No distributions of common stock dividends can be paid until all preferred stock dividends in arrears are paid. The Company has the option to redeem the original preferred stock at $150 per share.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and net capital requirements of $141,718 and $100,000 respectively. The Company's aggregate indebtedness to net capital ratio was .20 to 1 for 2004.

NOTE I - OFF-BALANCE SHEET RISK

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

NOTE J – CONTINGENCY

In conjunction with several other Companies, the Company is being sued by a client. The case involves action against the Company alleging professional malpractice/negligence and breach of contract in connection with financial advisory services and a contract between the Company and the Plaintiff. The case is pending and currently the parties are engaged in discovery to prepare for trial. The outcome is uncertain.

In accordance with Statement of Financial Accounting Standards No. 5, the amount of the loss, if any, that may ultimately be realized has not been reflected in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

FROGGATTE & COMPANY
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2004

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 10,712
Commissions payable	4,130
Other accrued expenses	5,961
Income taxes payable	7,842
TOTAL AGGREGATE INDEBTEDNESS	$ 28,645
NET CAPITAL	
Credit terms	
Preferred stock	$ 150,000
Common stock	6,110
Additional paid-in capital	78,860
Retained deficit	(26,544)
TOTAL CREDIT TERMS	208,426
Deductions and charges	
Receivable from shareholder	45,453
Prepaid expenses	6,646
Property and equipment, at cost, less accumulated depreciation	7,423
Other assets	3,300
Haircuts on securities owned	3,886
TOTAL DEDUCTIONS AND CHARGES	66,708
NET CAPITAL	$ 141,718
CAPITAL REQUIREMENTS	
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for nonclearing firm ($100,000)	$ 100,000
Net capital in excess of requirements	41,718
	$ 141,718
Ratio of aggregate indebtedness to net capital	.20 to 1

FROGGATTE & COMPANY
SCHEDULE II - RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
As of December 31, 2004

AGGREGATE INDEBTEDNESS	
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 and on Schedule I as of December 31, 2004	$ 28,645
NET CAPITAL	
Net capital as reported by registrant in Part IIA of Form X-17A-5 and on Schedule I as of December 31, 2004	$ 141,718